

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

September 16, 2009

Via International Mail

Liping Deng
Chief Executive Officer and President
China Agri-Business, Inc.
Finance Plaza, 9th Floor, Hi-Tech Road No. 42
Hi-Tech Industrial Development Zone
Xi-An, China 710068

      Re: China Agri-Business, Inc.
              Amendment No. 3 to Registration Statement on Form S-1
              Filed August 28, 2009
              File No. 333-157346

Dear Mr. Deng:

      We have reviewed your responses to the comments in our letter dated July 2, 2009 and have the following additional comments.

General

1. We note that the prospectus has not been revised consistently throughout to reflect the number of shares now offered pursuant to this prospectus. For instance, we note your disclosure on page 12 that 617,980 shares of your common stock issuable upon exercise of the warrants may be sold pursuant to the prospectus. Please revise throughout the registration statement for accuracy.

Prospectus Cover Page

2. Please revise to state that this offering includes 73,380 shares underlying convertible notes rather than 573,380.

Description of Private Placement of Notes and Warrants, page 4

3. We note your revisions to prior comment 21. However, we reissue the comment in part. Please explain the reasons for the initial discrepancy with respect to the timing of the offering. For instance, we note that your 10-K filed on March 31, 2009 refers to the closing of the private placement on January 8, 2009. Please explain.

4. Please explain why you have revised to refer to the Series D Warrants as the "Warrants." We note that term "Warrants" is defined on the prospectus cover page to refer to the Series C Warrants. Please revise accordingly.

5. Please revise to include the aggregate number of shares underlying the notes issued in the private placement.

6. Please disclose whether your registration of fewer than all of the shares underlying the notes and warrants issued in the September 29, 2008 private placement will trigger liquidated damages.

We Rely on A Contractual Arrangement, page 6

7. Please expand this risk factor to include the supplemental information provided in your response to prior comment 8.

PRC Governmental Control of Currency, page 10

8. We note your response to prior comment 12. However, it is still unclear what "purposes" are considered suitable for transfer in excess of $30,000. Please revise to explain.

We Rely Principally On Dividends And Other Distributions, page 10

9. We note your response to prior comment 13 and reissue in part. Please directly discuss the impact of governmental controls, including SAFE regulations, on the remittance of dividends to your shareholders. Your current disclosure does not specifically state that you be may be unable to make dividend payments in any amount as a result of these restrictions. Please revise your disclosure accordingly.

Our Organic Biochemical Agricultural Application Products, page 14

10. It appears from what you have provided to us that the field trial reports were only conducted on one of your products, Xinsheng Luyuan. If true, please revise the disclosure on page 14 to reflect the limited review noted in those reports. Alternatively, please provide us with trial reports for the other products.

Selling Security Holders, page 32

11. We note that you have deleted the representation that none of the selling
    stockholders (except Legend Merchant Group and Spencer Edwards, Inc.) is a
    broker dealer or an affiliate of a broker-dealer. While we note that Legend
    Merchant Group and Spencer Edwards are no longer selling stockholders, please
    revise to disclose that none of the remaining selling stockholders is a broker-
    dealer or an affiliate of a broker-dealer.

12. We note your response to prior comment 5. Given that the letter agreements
    appear to modify the terms of the liquidated damages provisions in the
    registration rights agreement, please provide us with your legal analysis as to
    whether the private placement was complete prior to registration.

Security Ownership of Certain Beneficial Owners and Management, page 39

13. Please revise the figures in the table so that all beneficial ownership is measured
    with respect to shares that may be considered outstanding pursuant to Rule 13d-3.
    Refer also to Note 10 – Warrant Shares and Item 403 of Regulation S-K.

Summary Compensation Table, page 40

14. We note your response to prior comment 28. Please revise further to disclose
    termination provisions imputed into a de facto employment agreement, including
    notice provisions and any payments that may be due upon termination.

Recent Sales of Unregistered Securities, page II-1

15. Please revise here, and elsewhere in the registration statement, as appropriate, to
    state which exemption was relied upon for each offering. Your current general
    references to 4(2), Regulation D and Regulation S does not provide sufficient
    information to determine which exemption applies to which offering.

****

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
response to our comments and provides any requested information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor

cc: Jeffrey Rinde, Esq.
        (*via facsimile*) *(917) 332-3009*